							Exhibit 12(b)

Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(Dollars in thousands)	2015		2014		2013		2012	2011

Earnings:(1)
Income (loss) before income tax expense (benefit)	$314,695		$281,382		$243,045		$(339,555)	$178,828
Fixed charges and preferred stock dividends	113,692		100,832		103,849		125,309	249,743
Preferred stock dividends(2)	(30,228)		(30,687)		(30,123)		(8,838)	—
Other adjustments(3)	(8,777)		(7,487)		(6,920)		(6,070)	(4,874)
Total earnings (loss) (a)	$389,382		$344,040		$309,851		$(229,154)	$423,697

Fixed charges and preferred stock dividends:(1)
Interest on deposits	$48,226		$38,385		$36,604		$40,987	$45,108
Interest on borrowings	23,316		20,215		25,312		63,617	193,155
Interest portion of rental expense(4)	11,707		11,349		11,785		11,847	11,462
Preferred stock dividends(2)	30,228		30,687		30,123		8,838	—
Other adjustments(5)	215		196		25		20	18
Total fixed charges and preferred stock dividends (b)	$113,692		$100,832		$103,849		$125,309	$249,743

Ratio of earnings to fixed charges and preferred stock dividends (a/b)(6)	3.42	x	3.41	x	2.98	x	—	1.70	x

Earnings, excluding interest on deposits:
Total earnings (loss)	$389,382		$344,040		$309,851		$(229,154)	$423,697
Less: Interest on deposits	48,226		38,385		36,604		40,987	45,108
Total earnings (loss) excluding interest on deposits (c)	$341,156		$305,655		$273,247		$(270,141)	$378,589

Fixed charges and preferred stock dividends, excluding interest on deposits:
Total fixed charges and preferred stock dividends	$113,692		$100,832		$103,849		$125,309	$249,743
Less: Interest on deposits	48,226		38,385		36,604		40,987	45,108
Total fixed charges and preferred stock dividends, excluding interest on deposits (d)	$65,466		$62,447		$67,245		$84,322	$204,635

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d)(6)(7)	5.21	x	4.89	x	4.06	x	—	1.85	x

(1)	As defined in Item 503 (d) of Regulation S-K.

(2)	Preferred stock dividends represents the pre-tax earnings that would be required to cover such dividend requirements.

(3)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized and income attributable to non-controlling interests.

(4)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(5)	For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(6)
Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. Additional earnings of $354.5 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, to 1.0.

(7)
The ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.